UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navarre Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

639208107
(CUSIP Number)

Jeffrey B. Zisk
10300 Sanden Drive, Suite 100
Dallas, Texas 75238
(214) 258-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639208107	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey B. Zisk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,249,373
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,249,373
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,249,373*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.03%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Amount includes 1,412,891 shares held by the Jennifer Kate Partnership, LP, and 353,267 shares held by the Zisk Family Partnership, LP, of which Mr. Zisk may be deemed to have beneficial ownership.

CUSIP No. 639208107	13D/A	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement on Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Navarre Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7400 49th Avenue North, New Hope, Minnesota 55428.

Item 2.  Identity and Background.

(a)	Name: Jeffrey B. Zisk

(b)	Address: SpeedFC, Inc. 10300 Sanden Drive, Suite 100, Dallas, Texas 75238

(c)
Present principal occupation and name, principal business and address of employer: President, SpeedFC, Inc., a provider of e-commerce services to retailers and manufacturers, located at 10300 Sanden Drive, Suite 100, Dallas, Texas 75238.

(d)	Mr. Zisk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Zisk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zisk is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

This Amendment is being filed to reflect the receipt of certain earn-out payments as described below.

On November 20, 2012, Jeffrey B. Zisk acquired shares of Navarre Common Stock through a merger of the former SpeedFC Inc. (a Delaware corporation, the “Predecessor SpeedFC”) with and into a wholly owned subsidiary of Navarre Corporation (now named SpeedFC, Inc., a Minnesota corporation, “Speed”) pursuant to that certain Agreement and Plan of Merger dated September 27, 2012, as amended on October 29, 2012 (together, the “Merger Agreement”), by and among various parties including Navarre Corporation and Mr. Zisk. On November 20, 2012, all of the holders of shares and options of Predecessor SpeedFC exchanged all of their equity interests for cash and shares of Navarre Common Stock in the transaction. In particular and in exchange for all of his ownership, Mr. Zisk, received approximately $10,141,770 in cash and 8,596,923 shares of Navarre Common Stock. In addition, two partnerships also received shares in the transaction, of which shares Mr. Zisk is deemed to have beneficial ownership: (i) the Jennifer Kate Partnership, LP received approximately $1,520,143 in cash and 1,281,373 shares of Navarre Common Stock; and (ii) the Zisk Family Partnership, LP received approximately $380,036 in cash and 320,343 shares of Navarre Common Stock. The shares received in connection with the closing of the merger on November 20, 2012 were valued at $1.4624 per share.

Pursuant to the Merger Agreement, certain contingent amounts of cash and shares of Common Stock were issued (and may yet be issuable) to all of the holders of shares and options of Predecessor SpeedFC upon the achievement certain metrics related to the performance of Predecessor SpeedFC for the twelve months ended December 31, 2012.  Navarre has determined that a portion of the first earn-out payment was earned, and on February 26, 2013, Navarre issued a total of an additional approximately $998,788 in cash and 1,770,097 shares of Navarre Common Stock to the holders of shares and options of Predecessor SpeedFC.  In connection with this earn-out payment: (i) Mr. Zisk received approximately $500,143 in cash and 886,292 shares; (ii) the Jennifer Kate Partnership, LP received approximately $74,203 in cash and 131,518 shares of Navarre Common Stock; and (iii) the Zisk Family Partnership, LP received approximately $18,576 in cash and 32,924 shares of Navarre Common Stock. Per the terms of the Merger Agreement, the shares of Common Stock received in connection with the first earn-out portion related to the merger were valued at $1.6926 per share.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement, as amended, is not complete, and is qualified in its entirety by the full text of the Merger Agreement and its amendment, copies of which are filed, respectively, as Exhibits 7.1 and 7.2 to the Schedule 13D filed by Mr. Zisk on November 30, 2012, and are incorporated by reference into this Amendment.

CUSIP No. 639208107	13D/A	Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

(a)-(b) The information contained in Item 3 is incorporated by reference herein. As described in Item 3 above, Mr. Zisk acquired the earn-out shares of Navarre Common Stock that are the subject of this Amendment as a portion of the contingent consideration payable in the merger transaction described above. As part of the consideration and pursuant to the remaining earn-out provisions set forth in the Merger Agreement, Mr. Zisk (and the other equityholders) may receive additional cash and shares of Navarre Common Stock. In particular, following the payment of the first earn-out portion (and based on 54,388,775 shares outstanding as of February 6, 2013 plus the 1,770,097 issued with the earn-out described herein) the Predecessor SpeedFC equityholders hold 18,856,872 shares, or 33.6%, of the outstanding shares of Navarre Common Stock, and if all remaining contingent equity amounts are earned, could own up to 4,071,842 additional shares, or 38.1%. In particular, Mr. Zisk beneficially owns 11,249,373 shares of Navarre Common Stock or 20.3% of its outstanding shares (as of February 6, 2013 plus the 1,770,097 issued with the earn-out described herein), and will beneficially own 13,668,047 shares, or 22.7%, if all remaining contingent amounts are earned.

(c) Not applicable.

(d) Also as part of the merger, Mr. Zisk was hired to serve as the President of Speed, and he and M. David Bryant were appointed to the Navarre Board of Directors. Pursuant to the Merger Agreement and Mr. Zisk’s employment agreement with Navarre Corporation (the “Employment Agreement”), Messrs. Zisk and Bryant will initially serve for a one year term, but will be nominated for re-election to the Board at the 2013 Annual Meeting, so that they serve an aggregate term of three years. Additionally, their Board membership remains contingent upon certain employment, non-competition and stock ownership requirements, the violation of which could result in their individual, or in some cases, joint, removal as directors, and with respect to Mr. Zisk, potential termination of his employment. Under the terms of his Employment Agreement, Mr. Zisk is eligible to participate in Navarre Corporation’s Annual Management Incentive Plan, and therefore may receive additional equity compensation pursuant to such plan.  While all of the Predecessor SpeedFC equityholders, including Messrs. Zisk and Bryant, acquired shares in connection with the merger transaction, Mr. Zisk disclaims membership in a group.

(e)-(i) Not applicable.

(j) Mr. Zisk has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of this Amendment No. 1 to Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The description contained in this Item 4 of the transactions contemplated by the Employment Agreement is not complete, and is qualified in its entirety by the full text of the Employment Agreement, a copy of which was filed as Exhibit 7.3 to the Schedule 13D filed by Mr. Zisk on November 30, 2012, and is incorporated by reference into this Amendment.

CUSIP No. 639208107	13D/A	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Mr. Zisk may be deemed to beneficially own 11,249,373 shares of Navarre Common Stock. Based upon a total of 54,388,775 outstanding shares of Navarre Common Stock, as reported on Navarre’s Quarterly Report on Form 10-Q for the period ending December 31, 2012, plus the 1,770,097 shares issued in connection with the earn-out payment related to the merger, Mr. Zisk’s beneficially owned shares represent 20.03% of the outstanding shares of Common Stock of Navarre. See Items 3 and 4 for a description of the merger.

Mr. Zisk may be deemed to be the beneficial owner of 11,249,373 shares of Navarre Common Stock, consisting of:

(i)	9,483,215 held by him directly, or 16.9% of the outstanding shares of Common Stock of Navarre;

(ii)	1,412,891 shares of Navarre Common Stock held by the Jennifer Kate Partnership, LP, or 2.5% of the outstanding shares of Common Stock of Navarre; and

(iii)	353,267 shares of Navarre Common Stock held by the Zisk Family Partnership, LP, or 0.63% of the outstanding shares of Common Stock of Navarre.

As the general partner of the Jennifer Kate Partnership, LP, Mr. Zisk has sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 1,412,891 shares of Navarre Common Stock held by the Jennifer Kate Partnership, LP. As general partner of the Zisk Family Partnership, LP, Mr. Zisk has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 353,267 shares of Navarre Common Stock held by the Zisk Family Partnership, LP. The address for the Jennifer Kate Partnership, LP and the Zisk Family Partnership, LP are the same as for Mr. Zisk.

(c) Mr. Zisk has not effected any transaction in Navarre Common Stock during the past 60 days, except as disclosed herein. As of the date hereof, Mr. Zisk owns no other shares of Navarre Common Stock other than those set forth in this Item 5.

(d) Except as described in this Amendment No.1 to Schedule 13D, no person other than each respective record owner referred to herein of Navarre Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

CUSIP No. 639208107	13D/A	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Merger Agreement are briefly described in Item 3 and Item 4 above, such description being incorporated in this Item 6 by reference. The summary of the Merger Agreement in this Amendment No. 1 to Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Employment Agreement is described in Item 3 and Item 4, such summary being incorporated in this Item 6 by reference. The summary of the Employment Agreement in this Amendment No. 1 to Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Employment Agreement.

Except as described in this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zisk or, to the best of his knowledge, any other person with respect to any securities of Navarre, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

The following are Exhibits to this Amendment No. 1 to Schedule 13D:

Exhibit 7.1
Agreement and Plan of Merger, dated as of September 27, 2012, by and among Navarre Corporation, SFC Acquisition, Co., Inc., SpeedFC, Inc., the Predecessor SpeedFC equityholders and Jeffrey B. Zisk (incorporated by reference from Exhibit 7.1 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 1).

Exhibit 7.2
Amendment No. 1 to Agreement and Plan of Merger dated October 29, 2012 (incorporated by reference from Exhibit 7.2 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 1).

Exhibit 7.3
Form of Employment Agreement by and between Navarre Corporation and Jeffrey B. Zisk (incorporated by reference from Exhibit 7.3 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 1).

CUSIP No. 639208107	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ Jeffrey B. Zisk
Jeffrey B. Zisk

Dated: February 28, 2013